Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: November 10, 2021

Dave Waiser: Good morning. Thank you for joining me today. I am Dave Waiser, CEO and Founder of Gett, and it will be my pleasure today to present our business.

Gett is a category leader in ground transportation spend management, a market of $101 billion. We are helping businesses save up to half of their entire spend. We are proud to support over 25% of the Fortune 500 companies with this solution.

We are delighted to partner with Mike Murphy and his team at Rosecliff to leverage substantial domain expertise in corporate America and decades of successful transactions execution.

I will hand over now to Mike for an introduction.

Michael Murphy: Good morning, everyone and thank you for joining us today. On behalf of the Rosecliff team, we are pleased to share with you the proposed business combination between Gett and Rosecliff.

My career in financial services began over twenty years ago. These experiences led me to launch Rosecliff Ventures, a multi-stage venture capital firm with $1billion in assets and over 100 portfolio companies. Based on my extensive track record of investing in private businesses across enterprise software, healthcare, FinTech and e-commerce verticals, I think Gett is extremely well positioned for continued success. It is a business we understand well, and its value-creation plan aligns perfectly with our playbook.

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Michael Murphy: - Page 5

We launched Rosecliff Acquisition Corp. I to identify and merge with an exceptional, growth-oriented private company and help it succeed in the public markets. We are a publicly listed special purpose acquisition company with approximately $253 million cash in trust. Collectively, as a team, we are a combination of managers, entrepreneurs, investors and financial industry experts. Our decades of experience building businesses and evaluating business combination opportunities give us the ability to offer deep and broad sector knowledge, access to wide professional networks and extensive experience across private and public markets.

Michael Murphy - Page 6

This transaction between Rosecliff and Gett represents our first de-SPAC business combination for the Rosecliff platform. We believe this is an incredible opportunity to collaborate with a truly differentiated company, which is the leader in Ground Transportation Management. The company is quickly gaining market share in the $101 billion Ground Transportation Management market, serving over a quarter of the Fortune 500 companies. This transaction will accelerate the company’s growth and help it become the standard in corporate ground transportation.

Michael Murphy - Page 7

The transaction values Gett at approximately $1 billion on a pro forma basis. This represents a very attractive entry multiple of 8.6x 2022 Direct Gross Profit. This is a significant discount compared to the valuation peers. Therefore we believe there is a material upside left for the public trading in the stock. In fact, along with existing Gett shareholders, we are investing additional capital into the business in the form of a $30 million PIPE.

The transaction is all primary, none of the existing shareholders are selling, the opposite, shareholders are locked up for a full year. We are fully aligned with Gett’s core values and are excited to usher the Company into this next phase of growth.

After giving effect to the transaction, and assuming no redemptions, Gett will have approximately $248 million in cash to fund organic and inorganic growth initiatives. In addition to contributing to the PIPE, existing Gett shareholders are rolling 100% of their equity into the combined business and will retain a 73% share in the business and remain the largest shareholder.

With that, I would like to turn the presentation back over to our CEO, Dave Waiser.

Dave Waiser - Page number 9

Thank you, Mike.

I am jumping into the story of Gett.

I founded Gett back in 2010 as a B2B/B2C business, and we have built a market-leading position in Israel which remains a profitable and fast-growing market for us.

This journey, as a single fleet operator, servicing B2B clients allowed us to discover much bigger problems our clients felt managing multiple transportation vendors. This is how we produced a solution which aggregates all different vendors on one single platform and controls the entire ground transportation spend for corporations.

Since 2017, we have focused on becoming the market leader in this new category; targeting spend management and fleet aggregation globally. We can save our clients up to 49% of their shadow costs through a mix of travel policy compliance, real-time price comparison, and back-office efficiencies.

Dave Waiser -Page number 10 -

Some high-level numbers to provide a context for our story on this next slide.

We operate in a large and growing market, estimated by third parties at over $ 101 billion.

Within this market, we have identified eight focus markets which collectively represent a $26 billion spend potential. We will discuss those markets in more depth later in the presentation.

Our share in those markets, just less than $ 700 million in 2022E, is relatively tiny and shows enormous opportunity and the material growth potential that we have for many years to come.

This $ 101 billion market is huge but analog, outdated and inefficient, and long due for disruption. We will continue to lead innovation in this B2B category.

We posted a positive Segmental EBITDA in 2020, despite the challenging Covid environment, and we have continued to see strong growth since. We believe that these positive operating dynamics and disciplined cost management will result in Gett being EBITDA positive at the Company level for the entire 2023.

I will leave our CFO to speak through our financial dynamics later in the presentation.

Dave Waiser -Page number 11

The graphic on this page, I think really speaks to the role which Gett plays in the B2B marketplace. Our technology is capable of aggregating transportation vendors across multiple segments, from taxi to limo and corporate fleets into one single platform.

As noted, we have over 1,700 partners representing more than 3 million cars to provide a faster pick up time and better price to a range of corporate clients, including over 25% of the Fortune 500 companies, some of which are shown on the slide.

We connect these customers to a global grid of thousands of ground transportation providers via a single cloud-based platform. We have created a product that enables our clients to save between 25-49% on their entire ground transportation spend.

Dave Waiser -Page number 12

These scalable dynamics and compelling value proposition are the foundations for the good runway for growth in the periods ahead, following the trend of corporates returning to the office, geographical expansion, and increased adoption levels.

These fundamentals, coupled with our compelling value proposition, will enable us to over triple our Revenues from 2020 to 2023 with a CAGR of 56% over the same period.

Dave Waiser -Page number 14

Having touched on the strong value proposition at Gett and our innovative business model, I wanted to move on and provide some market context and what the opportunity is for Gett.

The market itself is outdated, very inefficient, and, put simply, it’s a mess.

The reason it’s a mess is due to the extremely fragmented nature of the ground transportation market. There are many times more fleets than airlines. There are tens of thousands of vendors in the supply environment across many different service types, and Corporates need to deal with many of them. The average company uses multiple vendors in just one country and 20-60 fleet vendors globally out of this long tail mix.

I want to draw your attention that the market realities are that 2/3rds, or $60 billion, of spending is spread across tens of thousands of long-tail corporate fleets.

Dave Waiser - Page number 15

This slide demonstrates that as you look across the entire journey of a B2B client, pretty much all of the processes are broken, from planning, booking, on-trip, and management.

Historically (pre-Gett), companies required multiple vendors to satisfy all their service and location needs.

With multiple vendors, especially among corporate fleets and taxis, we often see that most of them have limited technology, which makes booking the rides more manual, pick-ups inefficient, and an inability to accurately and consistently apply travel policies.

Once the rides are completed, there was no way to consolidate billing and invoicing across all of them as one.

As you can imagine, this involves a significant amount of time spent on administrative management, multiple sources of invoices, and a whole range of price inefficiencies that Gett is able to eliminate.

Dave Waiser - Page number 16

I have explained the challenges, but there is no better way to hear about the state of the industry from the true insiders.

Dave Waiser - Page number 18

We understand the challenges that our clients face and address it in full.

Through our enterprise marketplace software platform we do two things really well - supply aggregation and spend management. That allows riders to benefit from faster pick up times and companies optimise budgets and become more compliant.

Dave Waiser - Page number 19

On this slide we show a few, of the many, organisations which we currently work with, including over 25% of the Fortune 500 companies including, Google, Coca-Cola, Apple, Mckinsey, Goldman Sachs, IKEA and JP Morgan just to name a few

We are obviously very proud that so many market leading, well respected organisations trust us with their ground transportation needs.

The key takeaway - we have more than ten years of experience working with enterprise clients.

Dave Waiser -Page number 20

The main thing to note here is that an enterprise client has multiple stakeholders and demands. As a focused B2B player we know this space very well and design our solution with core needs in mind. It is not enough just to move people from one place to another.

Dave Waiser -Page number 21 -

We show, on this slide, one of the reasons why we are trusted by so many clients. Our solution allows organizations to save significant amounts of money.

This is an illustrative example of a corporate client with 2,500 corporate riders with an annual spend of $5.4 million. You can see at the bottom right that we save anywhere between 23-49%.

On the left-hand side, we show the four buckets of savings that make this possible.

The top two are topline savings, with the bottom two focused on the cost side.

A travel policy is the first bucket. The moment you join Gett, you can, probably for the first time, put a consistent travel policy across all of your vendor bases, and this is where the magic happens.

When we go to a new client, we typically see that 50-70% of their spend is unmanaged spend (unmanaged spend is when the rides are happening outside of corporates’ vendor base and simply reported post factum via one of the expense systems), and often here, the level of fraud (or out of policy options) is massive (can be up to 65% of the unmanaged spend).

We utilise our years of experience working with a range of clients to help to apply best practices and travel policies, which provide a material cost saving in used miles. Needless to note that this reduces the dollars spent and improves the ESG position of our clients.

The second bucket is real-time price comparison which speaks for itself. Through our long-tail aggregation capabilities, we can offer multiple options to pick the most optimal price in real-time.

The last two areas are cost-side savings. Previously corporates would require internal IT departments to connect to the range of vendors, which are no longer needed once a customer has Gett. Financial controllers are no longer needed to reconcile invoices and process employees’ expenses. Remember, every time there is a manual expense, there is an extra cost linked to it.

Dave Waiser -Page number 22

We have a quote here from one of our clients, a client for many years, that validates what I mentioned previously regarding the cost savings with easy to install and use GTM platform.

Dave Waiser -Page number 23

The opportunity in this new and innovative market is exciting, and we take note from the elder brother, online travel segment. It is a more mature space but with very similar dynamics. We wonder what is the proper valuation to capture the potential of only player in B2B transportation.

I will leave that question with you.

Having spoken about the innovative Gett business model and compelling customer proposition, let me hand it over to our COO, Max Krasnykh, who will talk us through the market sizing and product offering.

Max Krasnykh -Page number 25

Thanks Dave.

Let me start by briefly touching on the large, addressable global corporate ground transportation market, which independent consultants have estimated at over $101 billion  and which they forecast as growing at approximately 18% CAGR 2019 to 2025.

Already today we are in the midst of capturing the immediate core segment of $26 billion . This is comprised of 8 target markets - notably including the US - that are part of our near-term expansion plan.

Beyond the $26 billion , we can look ahead to additional market share -again just in corporate ground transportation - to be captured in APAC and MEA regions, where we already have qualified demand but will enter later, potentially, in 2022-23.

Max Krasnykh -Page number 26

This map brings to life those 8 priority markets I referenced on the previous slide, highlighting the three areas: one - where we are already present today, two - where we are expected to open this year, and three - where we expect to launch in subsequent periods. To add more color to this, first of all we can see clearly here that we already have a substantial presence in the largest markets in EMEA. Second, I am happy to confirm that we’ve already completed a number of rides for our first B2B customers in the US last month. Third, following the US launch, our focus will be on the individual EU countries where we know we have significant demand from our existing customer portfolio, namely Germany, France, and Spain.

Max Krasnykh -Page number 27

This slide helps to optically demonstrate the various avenues for future growth, with the expanding geographic footprint just one element of the story. In the following slide we demonstrate the upsell potential to existing clients whilst the continued transition to a partner fleet model can help to support the further attraction of new ones.

Max Krasnykh -Page number 28

If we think about the near-term roadmap for expansion, one of the things that make us confident in our ability to deliver is the $500 million  opportunity just within our existing portfolio of thousands of clients.

This is driven by Gett’s expanded geographic and supply footprints and represents a material upside from building on top of our strong existing customer relationships.

Max Krasnykh -Page number 29

When we speak about increasing our third party fleets, it’s worth noting the work that we have already done and the proven model we have for onboarding them.

Aggregation is at the core of our offering and we already have over 1,700 fleets globally on our platform which connects our clients with over three million cars. What this means practically is that our clients benefit from increased reliability, lower costs and wider choice.

Max Krasnykh -Page number 30

It is worth noting the reality of the market, with actual corporate spend split across four distinct layers and, as noted previously, a typical corporate will use 20-60 fleet vendors globally.

Each layer has its own unique characteristics and use cases, such as chauffeur being more suited for execs and transfers, taxis are great for shorter journeys and bus lanes use, ride-hailing is efficient for daily commute, and black cars are known for trained drivers and meet and greet services.

The benefit of the Gett platform is that we are able to connect our clients to all supply layers, in a seamless manner, enabling us to reach out, globally and locally to increase our share of wallet and expand into the upside from existing clients previously noted.

Max Krasnykh -Page number 31

To complete the piece around the market and how we are serving it we note that we’ve come a long way in transforming the business and the 3rd party supply model is now proven with over 40% of demand now being fulfilled by fleet partners on our B2B marketplace.

We’ve been laying out the foundation for this for a number of years and brought this model to market in Q1-2019 and then in Q1-2020 we’ve really doubled-down on scaling.

We see this asset light model as the cornerstone of our geographic expansion and expect over 75% of all B2B rides to be completed by 3rd party supply by the end of 2022. Our CFO will walk us through the economic benefits of this evolution in a few slides.

Max Krasnykh -Page number 33

I wanted to take a couple of minutes to discuss our product, and the key aspect I want to point out is that it’s an end-to-end software suite that covers every aspect of corporate ground transportation management.

Given timing constraints I won’t go into too much detail but you can see we have functions and features that impact every aspect of the ground transportation journey.

One positive from this suite is the value that we add to a multitude of stakeholders across the corporation.

This starts from helping the booker and rider, by providing them with a quick, convenient and price efficient solution, which is in line with the travel policy and generating savings of up to 49% for their company.

The billing, invoicing and payments, coupled with VAT compliance helps the finance back-office professionals, while the integration with HR systems ensures our product is easy to use.

And it’s not just our clients that it works well for. For fleet partners on our platform, we generate attractive B2B demand, while a smooth process of billing and payments saves them on the administration, and strong reporting and data analytics helps with performance monitoring.

Max Krasnykh -Page number 34

And it’s this end-to-end integrated ground transportation management solution that is different when compared to the traditional ride-hailers.

Most importantly, we are not competing with the ride-hailers or other fleets, but a number of these are actually supply partners and providers on our platform, benefiting from access to valuable enterprise customer demand.

Our competitive moat is built around uniquely combining the four pillars presented here that are required to succeed in the enterprise domain.

Lastly, if we were to compare ourselves directly with ride-hail for business products, ignoring the fact they are vendors and we are the marketplace, what becomes apparent is a single-vendor solution might service the SME segment well, where you don’t have such as strong vendor fragmentation, and that’s fine, this is not our target customer base to begin with. Gett, in turn, excels in the enterprise segment where supply is fragmented and corporates seek a marketplace combining all of their fleets under one spend management roof with enterprise-grade SLAs.

Importantly, it’s not only a question of building major new product functionality or resource allocation - for the right opportunity those can be made available.

The core deterrent is ride-hailers are mass-market transportation providers competing with one another and fleets for drivers and volumes. So, it is quite hard to see them aggregating each other and corporate fleets on their respective networks to the detriment of their own core businesses. Instead, this is where Gett’s marketplace uniquely comes in, adding value to both suppliers and corporate customers on our platform.

Max Krasnykh -Page number 35

Quite a busy slide here but it just highlights how well integrated we are in the broader software ecosystem. Our customers rely on a diverse range of software products and our goal is to seamlessly integrate into that IT value chain across every single area of our own product offering along that entire journey of adding users, managing spend, back-office and bookings. This includes single sign-on systems such as OKTA, HR systems such as Workday, BI tools, as well as expense management systems such as Concur. This helps us deliver better value and makes our product more sticky.

Let me now hand it over to our CFO Aliaksei Aneichyk to take you through the financial section of our presentation.

Aliaksei -Page number 37

Thank you, Max. I will move quickly through this first slide which provides some high-level information on our financials and market opportunity.

The key take-away is that we operate in an enormous market which presents us with material growth potential for many years ahead. It took us a long time to build our marketplace, but once established we can operate it with an attractive economics.

We believe we will grow 44% at the cumulative growth rate, at the direct gross profit line between the years 2021 to 2023E.

We recorded positive Segmental EBITDA for the first time in 2020, despite the impact of the pandemic, and we believe we will turn profitable at the Total EBITDA level for the entire 2023.

Aliaksei -Page number 38

Gett achieved positive Segmental EBITDA in 2020 despite the pandemic, which is a testament to the resilience of our business model.

Looking ahead, we believe B2B segment is well-positioned to experience a meaningful uplift as the market continues to recover.

Aliaksei -Page number 39

Moving on to the financial dynamics of our business.

We operate a differentiated and highly profitable business model, and one that is fundamentally different from that of the traditional ride-hailing companies.

Our business model is capital light, reduces operational complexity and supports higher-margin operations.

This slide presents a stylised example of our economics, and is helpful to show the way in which we differ from a traditional ride-hailing companies and how our economics will evolve as we move further into the partner fleet model.

Traditional ride hailing companies make their money by charging the drivers a take-rate, which is, on average, 20% across the industry. These companies then spend most of this take rate on what we call marketplace costs, such as driver recruitment, training, retention and subsidies. Once you combine these expenses with Opex and G&A this leads to a business model that is, at best, break-even.

Quite early in our corporate life we took the proactive decision to focus on the corporate segment given the underserved nature of this market and strong demand from procurement managers and business travellers. We found that we can serve this segment profitably by having a second revenue stream - a corporate mark-up - a fee that we charge corporate clients for using our product.

Due to the effect of this second revenue stream on top of direct gross profit from drivers, Gett is able to earn a materially higher direct gross profit than companies in the ride-hailing industry, and this is what enabled us to reach profitability (on a segmental level) in 2020.

From early 2017 we started a move to a new operating model - B2B marketplace and Spend Management, this is the model summarised in the right column on the page This model is operationally simple and capital light.

Under this model we do not work directly with individual drivers, but instead aggregate multiple vendors on our platform. By moving away from individual driver relationships we remove the biggest expense item from the P&L - marketplace costs - and can further optimise on Opex, as driver relationships are very operationally complex and expensive.

Whilst under this model we end up with a reduced driver commission, which falls to 0-3% from 15% previously, we continue charging our corporate clients a fee for using our software. Taking into account the lower marketplace and Opex costs, Gett can operate with a higher marginality of 40%+.

Aliaksei -Page number 40

This move to a B2B marketplace and Spend Management model has supported our economics and we can see the clear and credible path to profitability at the company EBITDA level for the entire 2023.

It is worth noting that across all three metrics shown on the slide we have seen improving performance.

We achieved positive Segmental EBITDA in 2020, despite all of the challenges connected to Covid, and we see the potential for further Segmental EBITDA growth in the years ahead. As shown on the middle chart we see Segmental EBITDA improving to approximately 44% direct gross profit by 2023 and on the next slide we will highlight our longer-term targets for these metrics.

Positive Segmental EBITDA demonstrates that the business model works and as we scale we will be able to reach positive EBITDA for the company as a whole, as growth in Segmental EBITDA will help to offset our corporate overheads and RnD expenses

At the Total EBITDA level, pre-public company costs, we have made continued improvements over the past four years, as improving operational performance was combined with disciplined cost control.

We have a clear and credible path to profitability and believe we will achieve positive Total EBITDA for the entire 2023 period.

Aliaksei -Page number 41

Quarterly performance in H1 this year and the outlook for the rest of the year, should give a higher degree of confidence in our 2022 outlook.

As lockdown measures have eased across all our markets of operation we have seen a strong growth in ridership. This rides recovery, combined with a tight cost control and improving unit economics, we believe will result in Q4 2021 numbers that are 40% ahead of Q1 numbers at the Contribution Profit level and c.3x higher at the Segmental EBITDA level.

This expected strong exit rate provides good confidence as we look ahead to 2022.

Aliaksei -Page number 42

This slide clearly shows that the progress over the past few years is just part of the journey. There is further headroom for margin expansion in the years ahead and the path of getting there.

Contribution Margin, which measures profitability of our tech platform before Opex and G&A for local operations, is already at 58% since 2020. Some of our markets operate close to our Long-Term target already.

The profitability of the tech platform helps to offset local Opex and G&A costs that are semi-fixed in nature, driving positive economy of scale. Having turned profitable in 2020 at the Segmental EBITDA level we already operate at mid-teen margins in 2020 and 2021 and we see a clear path to 30-40% margins in the next two years. In the longer-term we are targeting approximately 55% margin.

The fundamental drivers of this margin improvement are the asset-light nature of our expansion, coupled with material operational leverage driven by top-line growth.

These dynamics also support the path towards total EBITDA profitability which we believe we will achieve in 2023.Total EBITDA projections for years 21 and 23 are shown on a basis comparable to prior periods, i.e. excluding additional costs of complying with listing company requirements. In the longer-term we are targeting an approximately 30% EBITDA margin level.

That concludes our financial section so let me hand back over to Dave now to summarise our overall positioning.

Dave Waiser -Page number 44

Thank you Aliaksei.

Gett sits at the intersection of two powerful business models.

We share a number of characteristics with the high growth B2B marketplaces, which aggregates a fragmented source of supply and demand. In this space there are such great names as Etsy, Upwork and Fiverr.

We also share characteristics with the transactional software names such as bill.com and Coupa as we focus on enterprise spend management and target enterprise supply customers.

Dave Waiser -Page number 45

When considering valuation we make reference to both of these business models and respective peer groups.

As Mike stated in our press release earlier this morning we have left material upside in multiples against these peers and we show on this slide that there is almost 100% upside in trading multiples against these peers despite our materially stronger growth rate.

So whilst growing faster compared to our valuation peers Gett valuation multiple is just half of our peers, leaving some room for the public trading upside.

It’s worth mentioning here that the transaction is all primary and none of the existing shareholders are selling at IPO with Gett shareholders being committed long term, expecting the upside to match the Company’s vision.

Dave Waiser -Page number 47

As we move to conclude this presentation I would note that there are spend management generalists like Coupa.

Where we are specialists in the corporate ground transportation spend management and we lead this the category

Dave Waiser -Page number 48

So to summarise. We provide unique aggregation capabilities to address our clients pain points.

Our target marketplace is large and fragmented and we have a clearly defined approach to international expansion, benefiting from the asset-light and scalable offering.

Our solution is already used by over 25% of the Fortune 500. As we expand geographically, upselling our existing customers presents about $500 million, direct gross profit opportunity in the near-term.

Our strong dollar expansion rate of about 114% is a great indicator of the success of the cost saving value proposition which we offer to our clients, with them saving between 25-49% on corporate ground transportation.

All of these elements combine to present a highly attractive financial profile. We achieved positive Segmental EBITDA in 2020, despite the pandemic and forecast that we will achieve positive Company EBITDA for the entire 2023 financial year.

I will leave it here and let me end by thanking you for taking the time to join us today and hear our story. We look forward to engaging with you in the near future.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving Gett and Rosecliff. All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination. Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.